EXHIBIT 4.2

Description of Registrant’s Common Stock

General

As of December 31, 2025, the Corporation has 15,000,000 shares of authorized common stock, par value $1.250 per share, and 3,536,754 shares issued and outstanding. All outstanding shares of the Corporation’s common stock are duly authorized, fully paid, validly issued and non-assessable.

Dividends.

Holders of shares of the Corporation’s common stock are entitled to receive dividends when and as declared by the Corporation’s board of directors out of funds legally available therefore. The Corporation’s ability to pay dividends is dependent on its earnings and financial condition and subject to certain restrictions imposed by state and federal laws.

Voting Rights.

The holders of the Corporation’s common stock have exclusive voting rights in the Corporation. They elect the Corporation’s board of directors and act on other matters as are required to be presented to them under Pennsylvania law, the Corporation’s articles of incorporation, or as are otherwise presented to them by the board of directors. Generally, each holder of the Corporation’s common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors.

Liquidation or Dissolution.

In the unlikely event of liquidation, dissolution or winding up of the Corporation, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Corporation available for distribution.

Preemptive Rights.

Holders of the common stock of the Corporation will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Listing.

The Corporation common stock is quoted on OTCQX under the symbol “CCFN.” The transfer agent for the Corporation common stock is Computershare.

Restrictions on Acquisition of the Corporation

The following discussion is a general summary of the material provisions of Pennsylvania law, the Corporation’s articles of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question.

Authorized but Unissued Stock.

The authorized but unissued shares of common stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of the Corporation by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the Corporation’s management.

No Cumulative Voting.

The Corporation’s articles of incorporation do not provide for cumulative voting for the election of directors.

Shareholder Nominations and Proposals.

The Corporation’s articles of incorporation provide that any shareholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of shareholders must submit written notice to the Corporation not later than January 15 preceding the date of the annual meeting at which the nominee is to be a candidate, and not later than 75 days prior to the anniversary date of the previous year’s annual meeting in connection with a proposal for new business.

Classified Board of Directors

The Corporation’s articles of incorporation provide that the directors will be divided into three classes, as nearly equal in number as possible, with each class serving a three year term with the term of one class expiring each year. A classified board of directors has the effect of moderating the pace of change in board membership by requiring two annual elections to replace a majority of the Corporation’s board of directors.

Bylaw Amendments.

The Corporation’s articles of incorporation provide that the power to make, alter and amend the Corporation’s bylaws is vested in the board of directors, subject to the right of the shareholders to change such action by the affirmative vote of a majority of the outstanding shares of common and preferred stock (as of December 31, 2025, there were no issued and outstanding shares of the Corporation’s preferred stock). The Corporation’s bylaws provide that the bylaws may be altered, amended or repealed by a majority vote of the board of directors at any regular meeting or at any special meeting called and convened for that purpose, subject to the power of the shareholders to change such action by the affirmative vote of the holders of a majority of the outstanding shares.

Approval of Certain Transactions.

Under the Corporation’s articles of incorporation, any merger, consolidation, liquidation or dissolution of the Corporation, or any action that would result in the sale or disposition of all or substantially all of the Corporation’s assets, is subject to a heightened shareholder vote standard, requiring the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common and preferred stock of the Corporation Additionally, the provision in the Corporation’s articles of incorporation that sets forth this requirement may not be amended unless the amendment is approved by 66 2/3% of the common and preferred stock of the Corporation.

Control Events

Under the Corporation's articles of incorporation, when any person is determined by the board of directors to be the beneficial owner of 25 percent or more of the outstanding shares of common stock or preferred stock of the Corporation, then the board may issue on a pro rata basis to shareholders who are not affiliated with the substantial shareholder warrants to purchase additional shares of common stock at a purchase price equal to 50 percent of the average transaction price of all purchases and sales of the Corporation’s common stock during the previous 12 month period. Such warrants are to be issued without consideration, are not assignable, and are to expire six months from the date of issuance. The board of directors may determine in its sole discretion the number of shares of common stock that may be purchased pursuant to warrants.

Change in Control Law and Regulations.

Under the Change in Bank Control Act, a federal law, no person may acquire control of an FDIC-insured bank or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a bank without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the Federal Reserve Board that the acquirer has the power to direct, or directly or indirectly exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person will own, control or hold with power to vote a greater percentage of that class of voting securities. Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.